                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.           )*

                       Colorado Gaming & Entertainment Co.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    196469100
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 pages

CUSIP NO. 196469100                    13G                     Page 2 of 8 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            PaineWebber Incorporated
                                   13-2638166

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                  Joint filing

                                                                         (b) / /

    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware

                          5       SOLE VOTING POWER

     NUMBER OF                    0
       SHARES             6       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                    1,082,628
        EACH              7       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                     0
        WITH              8       SHARED DISPOSITIVE POWER
                                  1,082,628

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,082,628 (Not to be construed as an admission of beneficial ownership)

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            21.07%
   12       TYPE OF REPORTING PERSON*

            HC, CO, BD, IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 8 pages

CUSIP NO. 196469100                    13G                     Page 3 of 8 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Mitchell Hutchins Asset Management Inc.
                                   13-2895752

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                  Joint filing

                                                                         (b) / /

    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

                          5       SOLE VOTING POWER

     NUMBER OF                    0
       SHARES             6       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                    1,082,628
        EACH              7       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                     0
        WITH              8       SHARED DISPOSITIVE POWER
                                  1,082,628

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,082,628 (Not to be construed as an admission of beneficial ownership)

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.07%

   12     TYPE OF REPORTING PERSON*

          CO, BD, IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 8 pages
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CUSIP NO. 196469100                    13G                     Page 4 of 8 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      PaineWebber Managed Investments Trust
                                   13-3414296

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                  Joint filing

                                                                         (b) / /

    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Massachusetts

                          5       SOLE VOTING POWER
     NUMBER OF
      SHARES                      0
   BENEFICIALLY           6       SHARED VOTING POWER
     OWNED BY
       EACH                       768,570
    REPORTING             7       SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                          8       SHARED DISPOSITIVE POWER

                                  768,570

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            768,570 (Not to be construed as an admission of beneficial ownership)

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            14.95%

   12       TYPE OF REPORTING PERSON*

            IC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 4 of 8 pages

Item 1.

     (a)  Name of Issuer: Colorado Gaming & Entertainment Co.

     (b)  Address of Issuer's Principal Executive Offices:
                             One Norwest Center
                             1700 Lincoln, 49th Floor
                             Denver, CO  80203

Item 2.

     (a) Name of Person Filing:                 PaineWebber Incorporated

     (b) Address of Principal Business Office:  1285 Avenue of the Americas
                                                New York, NY  10019

     (c) Citizenship:                           Delaware

     (d) Title of Class Securities:             Common

     (e) CUSIP Number:                          196469100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether person filing is a:

     (a) (X) Broker or Dealer registered under Section 15 of the Act

     (b) ( ) Bank as defined in Section 3(a)(6)of the Act

     (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act

     (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

     (e) (X) Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

     (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See Section 240.13d-1(b)(1)(ii)(F)

     (g) (X) Parent Holding Company, in accordance with Section 240.13d-1(b)
             (ii)(G) (Note:  See Item 7)

     (h) ( ) Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

     PaineWebber Incorporated, Mitchell Hutchins Asset Management Inc. and PaineWebber Managed Investments Trust each disclaim direct beneficial ownership of the securities of Colorado Gaming & Entertainment Co. reported herein, and the filing of this Schedule 13G shall not be construed as an admission that these companies are the beneficial owners of any Colorado Gaming & Entertainment Co. securities.

     (a) Amount Beneficially Owned:       See line item (9) of the cover pages.

     (b) Percent of Class:                See line item (11) of the cover pages.


                                Page 5 of 8 pages
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     (c) Number of Shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:                  See line item (5) of the cover pages.
         (ii)  Shared power to vote or to direct the vote:                See line item (6) of the cover pages.
         (iii) Sole power to dispose or to direct the disposition of:     See line item (7) of the cover pages.
         (iv)  Shared power to dispose or to direct the disposition of:   See line item (8) of the cover pages.

Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ( ).

Item 6.  Ownership of More than Five Percent on Behalf of Another:

     Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group:

     N/A

Item 9.  Notice of Dissolution of Group:

     N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Signature:

                                       PAINEWEBBER INCORPORATED

Date: August 14, 1996                  By: /s/ Charles Wilmot
                                          ---------------------------
                                          Charles Wilmot
                                          Corporate Vice President

                                Page 6 of 8 pages
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                            EXHIBIT A TO SCHEDULE 13G

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

         Mitchell Hutchins Asset Management Inc. ("MHAM") is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"). PWI is a parent holding company as that term is defined by Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934 (the "Act"). PWI and MHAM are broker-dealers registered under
Section 15 of the Act, and investment advisers registered under Section 203 of the Investment Advisers Act of 1940. PaineWebber Managed Investments Trust ("Managed Investments"), which is an investment company registered under Section 8 of the Investment Company Act, is advised by MHAM.

         PWI and MHAM are Delaware corporations whose business address is as follows:

                  1285 Avenue of the Americas
                  New York, NY  10019

         Managed Investments is a Massachusetts business trust whose business address is as follows:

                  1285 Avenue of the Americas
                  New York, NY  10019

         The companies filing this joint Schedule 13G report beneficial ownership of the Common Stock of Colorado Gaming & Entertainment Co. in the following amounts:

                                            Shares Owned
                                              Directly
                                             or through      Shares Beneficially
                   Company                Managed Accounts          Owned
                   -------                ----------------          -----
1.   PaineWebber Managed Investments          768,570               768,570
     Trust

2.   Mitchell Hutchins Asset Management       314,058             1,082,628
     Inc.

3.   PaineWebber Incorporated                  none               1,082,628

                                Page 7 of 8 pages
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                             JOINT FILING AGREEMENT

         Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person's behalf, pursuant to Section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  August 14, 1996


PaineWebber Incorporated                 Mitchell Hutchins Asset Management Inc.

     By: /s/ Charles Wilmot              By: /s/ Michael Katz
         ------------------------            -------------------------
     Charles Wilmot                      Michael Katz
     Corporate Vice President            Chief Financial Officer
                                         & Senior Vice President

PaineWebber Managed Investments Trust

     By: /s/ Dianne E. O'Donnell
         ------------------------
     Dianne E. O'Donnell
     Vice President & Secretary

                                Page 8 of 8 pages